Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com



10016053

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

File Number 82-34932

July 19, 2010

Our contact
Petter Mattsson

Re: File Number 82-34932, Skanska AB

SUPPL

Please find enclosed our Press Release published on July 14, 2010.

Best regards,

Skanska AB



Petter Mattsson

Published	Item	Document name	Required by
July 14, 2010	Press Release	Invitation to telephone conference and audiocast on July 23	law and by the listing agreement with Stockholm Stock Exchange

SKANSKA

Press Release

July 14, 2010
11:00 am CET

Invitation to telephone conference and audiocast on July 23

Skanska will publish its Six Month Report 2010 on Friday, July 23, at approximately 08.00 CET.

The telephone conference begins at CET 11.00 am (UK 10.00 am, US Eastern 05.00 am). Johan Karlström, Skanska's President and CEO, and Hans Biörck, EVP and CFO, will present the report and thereafter respond to questions.

The telephone conference will also be audiocast live at www.skanska.com/investors, where also a recording of the conference will be available.

To participate in the telephone conference, please dial +46 8 505 598 53, or +44 203 043 2436 or +1 866 458 4087.

After the telephone conference there will be possibilities for individual meetings with Johan Karlström and Hans Biörck. To apply for a meeting please contact serhat.ok@skanska.se no later than July 20.

If you have any questions regarding the telephone conference, please contact Serhat Ok, tel +46 10 448 64 37 or by e-mail to serhat.ok@skanska.se.

Welcome!

Pontus Winqvist	Karin Lepasoon
SVP, Investor Relations	EVP, Communications & IR

For further information please contact:

Pontus Winqvist, Senior Vice President Investor Relations, Skanska AB,
tel +46 10 448 88 51
Karin Lepasoon, Executive Vice President Communications & IR,
Skanska AB, tel +46 10 448 88 74

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. Based on its global green experience, Skanska aims to be the clients' first choice for Green solutions. The Group currently has 49,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2009 totaled SEK 137 billion.